UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: May 16, 2023
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N Suite 200, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Hickorybear; Arrived Series Lodge; Arrived Series Longbranch

(Title of each class of securities issued pursuant to Regulation A)
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ITEM 9. OTHER EVENTS
Change in Property Manager Relationship for Selected Series
Effective May 16, 2023, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC, has, without penalty, terminated the property management relationship with Cabins in Broken Bow for Arrived Series Hickorybear, Arrived Series Lodge and Arrived Series Longbranch. Additionally, effective May 16, 2023, the Manager has entered into a property management agreement with Boutiq, Inc. (the "Property Manager") on behalf of Arrived Series Hickorybear, Arrived Series Lodge and Arrived Series Longbranch.
Property Management Fee
As compensation for the services provided by the Property Manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis and paid to the Property Manager pursuant to the property management agreement. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that the Property Manager manages properties for any entity managed by the Manager or its affiliates with a combined purchase price equal to or greater than $10 million.
Property Management Agreement
Attached as Exhibit 6.37 is a copy of the property management agreement with the Property Manager. The foregoing summary of the terms of the property management agreement is subject to the agreement itself, which is incorporated by reference herein.
Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the Manager, each series of our company and the Arrived STR platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived STR platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
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All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description
6.37	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC
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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 16, 2023.

ARRIVED STR, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer